
Mail Stop 3233

August 3, 2016

<u>Via E-mail</u>
Ms. Debra A. Hess
Chief Financial Officer
NorthStar Asset Management Group Inc.
399 Park Ave., 18th Floor
New York, NY 10022

   Re: **NorthStar Asset Management Group Inc.**
       Form 10-K for the fiscal year ended December 31, 2015
       Filed February 29, 2016
       File No. 1-36301

       NorthStar Asset Management Group Inc.
       Form 10-Q for the quarterly period ended March 31, 2016
       Filed May 10, 2016
       File No. 1-36301

Dear Ms. Hess:

  We have reviewed your response letter filed on July 1, 2016 and have the following additional comments.

  Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to our comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Non-GAAP Financial Measures, pages 55 to 56

1. We note your response to our prior comment 2. We remain unclear how you concluded it would be appropriate to include cash available for distribution for the three months ended December 31, 2015 in your filing. Specifically, explain to us how you concluded your presentation was appropriate given the fact that the most directly comparable financial measure calculated in accordance with GAAP does not appear to be presented elsewhere in your filing.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Intangible Assets, page 14

2. We note your response to comment 5. Please provide some additional insight on those matters that you have considered within Section 350-30-35-2 of the Accounting Standards Codification that helped you to formulate your conclusion related to estimated useful life of your customer relationships. In your response, please tell us whether you are relying on your own historical experience with customer relationships (as opposed to the experiences of Townsend post 2011) and how you view the longevity of the increased allocation of pension fund and insurance company assets to real estate to have an impact on the useful life of customer relationships given due consideration to the risks of competition and potential re-allocation of funds to other asset classes.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate & -
   Commodities